Robert A. Stanger & Company, Inc.

Notes to Statements of Financial Condition
December 31, 2015 and 2014

1. **Organization**

   Business
   Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services. The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

2. **Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and those differences could be material.

   Income Taxes
   As a Subchapter S Company, the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its shareholders. State income taxes are provided for on a minimum tax basis.

   Cash and Cash Equivalents
   The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

   Allowance for doubtful accounts
   The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The expense associated with the allowance for doubtful accounts is recognized as bad debt expense. At December 31, 2015 and 2014, the allowance for doubtful accounts was $25,000.

   Furniture and Equipment
   Leasehold improvements and equipment and furniture are recorded at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using accelerated methods. Improvements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred.

Leasehold improvements are amortized over the life of the remaining primary lease term. Furniture is depreciated over an estimated life of 5 years and equipment is depreciated over an estimated live of 3 years.

Deferred Revenue Policy
Deferred revenues are reported when monies are received by the Company for services not yet provided. Revenue is recognized, and the deferred revenue liability eliminated, when the services have been rendered.

Financial Advisory and Consulting Services
Financial advisory and consulting fees are recognized as the services that are provided over the term of the agreements and collectability is reasonably assured.

Accounting for Uncertainty in Income Taxes
Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state, or local income tax audits for the periods prior to 2012.

Stock Grants: Compensation and Capital Stock
The Company has determined that stock grants are equity-classified awards under FASB ASC 718. Therefore, the Company accounts for the recognition of the fair value of stock grants under the equity method. Under this method, compensation expense and additions to capital stock are recognized ratably between the grant date and each vesting date. When each grant is vested, the capital stock issued and outstanding increases.

Subsequent Events Evaluation by Management
Management has evaluated subsequent events for disclosures and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 15, 2016.

3. **Furniture, Equipment, and Leasehold Improvements**

Furniture equipment and leasehold improvements consist of the following at December 31:

	2015		2014	
Furniture and Equipment	$	293,579	$	225,298
Leasehold Improvements		32,878		32,879
Less Accumulated Depreciation and Amortization		(273,047)		(236,518)
	$	53,410	$	21,659

4. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with a single financial institution. At times, cash balances may exceed insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of the customers of the Company.

Approximately 30% and 41% of the Company's revenues were generated by contracts from one customer in 2015 and 2014, and 67% and 18% of the Company's trade receivables were owed from one customer at December 31, 2015 and December 31, 2014, respectively.

5. **Pension Plan**

The Company sponsored a Simplified Employee Pension Plan through the end of 2014 covering substantially all employees. The Company made no contributions to the plan for 2014. Beginning on January 1, 2015 the company sponsored a 401K Plan. During 2015, the Company made 401K mandatory contributions aggregating $118,983.

6. **Lease Obligations**

The Company has an eleven-year operating lease for office space in New Jersey beginning July 1, 2009 at $119,136 per annum. The lease expires on June 30, 2020. The lease agreement allows for an annual rent increase of 2%. The Company also has a twenty-four month operating lease for office space in New Jersey beginning July 1, 2015 at $21,000 per annum. The lease expires on June 30, 2017.

The Company also leases various equipment under operating leases that expire at various times through the year 2020.

The following is a schedule detailing future minimum operating lease payments:

	Office	Equipment
2016	$ 170,209	$ 6,938
2017	162,693	6,938
2018	155,237	6,938
2019	158,342	6,938
2020	80,754	4,781
Totals	$ 727,235	$ 32,533

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2015 and 2014, the Company had net capital of $319,652 and $313,732 which was $306,685 and $299,805 in excess of its required net capital, respectively. The Company's net capital ratio was 0.61 and 0.67 to 1 as of December 31, 2015 and 2014, respectively.

8. Litigation

The Company was not a party to any litigation in 2015 or 2014.